FILED BY WPP GROUP PLC
                                      PURSUANT TO RULE 425 UNDER THE
                                      SECURITIES ACT OF 1933
                                      SUBJECT COMPANY:  GREY GLOBAL GROUP INC.
                                      COMMISSION FILE NO.:  0-7898



                                    WPP

                   ACQUISITION OF GREY GLOBAL GROUP INC.

                             13 SEPTEMBER 2004




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                            INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. In connection with the proposed merger, WPP and Grey will prepare a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Grey to be filed with the SEC, and each will be filing other documents regarding the proposed merger, with the SEC.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey will be available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey's directors and executive officers is available in Grey's Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

The Illustrative Financial Information has been prepared by extracting Grey published financial information prepared in accordance with Grey's accounting policies and United States Generally Accepted Accounting Principles ("US GAAP") and aggregating them with WPP's accounting policies and United Kingdom Generally Accepted Accounting Principles ("UK GAAP") after making only very limited adjustments as indicated in the relevant footnotes. There are a number of potentially significant differences between US GAAP and UK GAAP that have not yet been quantified and that would be needed in order to conform the Grey results to UK GAAP as applied by WPP. Details of the differences between UK GAAP and US GAAP that are relevant to WPP are explained on Pages 135 and 136 of the Group's 2003 Annual Report and Accounts which are available at www.wppinvestor.com. This should not be considered to be a comprehensive list of areas of adjustment that may be required to conform the Grey published financial information to UK GAAP as applied by WPP. Pro Forma Information subsequently disclosed in Proxy Statements or any Prospectus may therefore differ from the Illustrative Financial Information presented



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                                    WPP


           1               Transaction Overview

           2                Strategic Rationale

           3            Illustrative Financial Impact

           4                  Closing Remarks




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                                    WPP


           1               Transaction Overview



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                            TRANSACTION OVERVIEW

                        COMPLEMENTARY STRATEGIC FIT

o Strong client roster - including P&G (the world's largest advertiser), 3M, Adobe, BellSouth, Boehringer Ingelheim, Conagra, Hasbro,
     JPMorganChase, Mars, Warner Bros

o Strengthened relationship with major multi-national clients - including BAT, Diageo, gsk, Nokia, and Pfizer

o Strong brands in Advertising, Media Investment Management, Healthcare, Direct & Interactive, Sales Promotion and Public Relations

o Enhanced long-term growth prospects, and a significant increase in the group's talent resources

o    Opportunities for cash flow and margin enhancement

o    Accretive to earnings in 2005 with further accretion in 2006 and 2007

o    ROI ahead of WACC in 2007



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                           TRANSACTION OVERVIEW

                                 KEY TERMS

Offer Value:          $1,520m (based on 1.512m fully diluted Grey shares)
                      comprising $760m in cash and $760m in new WPP shares, based on (pound)5.14 per share at a fixed exchange ratio

Enterprise Value:     $1,309m taking into account cash balances of $172m
                      and option proceeds of $39m

Consideration:        $1,005 per Grey share

Funding: Cash consideration funded from WPP's existing resources

Ownership:            Grey shareholders will own c.6.5% of WPP

Tax: Stock consideration will be tax-free to Grey shareholders

Closing:              Expected December 2004/January 2005



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                            TRANSACTION OVERVIEW

                              MANAGEMENT ROLES

o    Ed Meyer

     o    has entered into new employment contract for 2005 and 2006

     o    continues as Chairman and CEO of Grey Global Group

     o    assisting Grey integration with WPP

     o    to be offered a position on the WPP Board in due course


o Steve Felsher and other senior management continue under existing contract arrangements


o    Incentive Remuneration

     o Grey equity incentive programmes will remain subject to existing vesting schedule

     o Grey existing incentive programme will be transitioned to WPP incentives as appropriate



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                            TRANSACTION OVERVIEW

                                INTEGRATION

o The Grey Global Group operating companies will remain separate, reporting to the CEO of Grey

o MediaCom will explore opportunities to leverage media buying efficiencies through Group M

o    Public company reporting responsibilities will be integrated

o WPP's and Grey's IT infrastructure and property portfolio will be integrated



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                                    WPP


        2                  Strategic Rationale


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
                                                         STRATEGIC RATIONALE

                                            STRONG BUSINESS UNITS WITHIN INTEGRATED GROUP

                                                                   Grey
                                                                   ----
                                                           Synchronized Partners
                                                           ---------------------

              [LOGO - GREY WORLDWIDE]  [LOGO - MEDIACOM]  [LOGO - GREY DIRECT]     [LOGO - gci]  [LOGO - GREY HEALTHCARE GROUP]
                                                          [LOGO - Gi] [LOGO - G2]
Global Rank     No.7(1)                  No.9(1)            -                        -               No.5(2)


Key Clients      P&G                    Warner Bros          BAT                     Boehringer      Boehringer
                 gsk                       P&G            BellSouth                     Dell           Pfizer
                Mars                       gsk              Mars                       Intel          Novartis
               Nokia                    Volkswagen          gsk                        Bayer            Wyeth
             BellSouth                    Mars             Nokia                      Forest             gsk


Sources: (1) Ad Age; (2) Med Ed News


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

                            STRATEGIC RATIONALE

             HIGHLY COMPLEMENTARY PORTFOLIO OF LEADING BRANDS

ADVERTISING           [LOGO - J Walter Thompson] [LOGO - Y&R]
                                                                                  [LOGO - GREY WORLDWIDE]
                      [LOGO - Ogilvy & Mather] [LOGO - red cell]

MEDIA INVESTMENT
MANAGEMENT            [LOGO - MindShare] [LOGO - mediaedge:cia]                   [LOGO - MEDIACOM]

PUBLIC RELATIONS
& PUBLIC AFFAIRS      [LOGO - Burson-Marsteller] [LOGO - Ogilvy
                                                  Ogilvy Public Relations
                                                  Worldwide]                      [LOGO - gci]
                      [LOGO - HILL & KNOWLTON] [LOGO - Cohn & Wolfe]

BRANDING & IDENTITY,
HEALTHCARE &
SPECIALIST
COMMUNICATIONS        [LOGO - OgilvyOne
                              Worldwide] [LOGO - CommonHealth] [LOGO - S&H]       [LOGO - GREY HEALTHCARE GROUP] [LOGO - Gi]
                      [LOGO - Millward Brown] [LOGO - WUNDERMAN] [LOGO - fitch:]  [LOGO - GREY DIRECT] [LOGO - G2]
                      [LOGO - Enterprise/IG (TM)]


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                            STRATEGIC RATIONALE

                                  CLIENTS


o New relationships with major advertisers and opportunity to leverage group marketing services

     [LOGO - P&G] [LOGO - 3M] [LOGO - JPMorganChase] [LOGO - WB]

o    Strengthening ties with common clients

     [LOGO - gsk GlaxoSmithKline] [LOGO - British American Tobacco] [LOGO - NOKIA Connecting People] [LOGO - Pfizer] [LOGO - DIAGEO]

o An additional network improves ability to manage client conflict, particularly in Advertising, Media Investment Management and Direct



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                            STRATEGIC RATIONALE

                        STRONG REGIONAL BUSINESSES

[DESCRIPTION OF GRAPH:  Grey 2003 Revenues ($m)]

Powerful US integrated business

European business with major presence in UK, Germany and Scandinavia

Strong business in Asia Pacific, with revenues of $130m in faster growing markets



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                            STRATEGIC RATIONALE

                      STRENGTH IN MARKETING SERVICES

[DESCRIPTION OF GRAPH:  Grey 2003 Revenue Breakdown]

o Grey Synchronized Partners (Direct/G2/Gi) give another strong Direct & Interactive business to add to our top tier players

o Grey Healthcare business is a strong addition to work alongside CommonHealth, Healthworld and Sudler & Hennessey

o GCI, with its excellent roster of healthcare and technology clients, an important addition to our Public Relations portfolio



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                            STRATEGIC RATIONALE

             DEVELOPING MARKETS TO BE ONE THIRD OF TOTAL GROUP

[DESCRIPTION OF GRAPH:  Percentage of Net Revenues by Geographic Location]


WPP      COMBINED      TOMORROW

[ ] Europe    [ ] N. America    [ ] RoW

Note:  Based on 2003 Net Revenues
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                            STRATEGIC RATIONALE

             MARKETING SERVICES TO BE TWO THIRDS OF TOTAL GROUP

[DESCRIPTION OF GRAPH:  Marketing Services as Percentage of Total Group]


WPP      COMBINED      TOMORROW

[ ] Advertising & Media Investment Management   [ ] Marketing Services

Note:  Based on 2003 Net Revenues
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                            STRATEGIC RATIONALE

           QUANTITATIVE DISCIPLINES TO BE ONE HALF OF TOTAL GROUP

[DESCRIPTION OF GRAPH:  Breakdown of Quantitative Disciplines]


WPP      COMBINED      TOMORROW

[ ] Direct, Internet, Interactive and Information, Insight & Consultancy

[ ] Advertising, Media Investment Management & Other Marketing Services

Note:  Based on 2003 Net Revenues
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                                    WPP



        3               Illustrative Financial Impact



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                       ILLUSTRATIVE FINANCIAL IMPACT

-------------------------------------------------------------------
2003 PRO FORMA: (POUND)M      WPP(1)       GREY(2)       COMBINED
                              ------       -------       --------

Revenue                      4,106.0         799.3        4,905.3

EBITDA                         661.0          73.2          734.2

EBIT                           533.5          46.4          579.9

Operating Margin                13.0%          5.8%          11.8%
--------------------------------------------------------------------

o Estimated synergies of (pound)11 m ($20 m) per annum, from parent company, worldwide and regional infrastructure

o    Grey tax rate targeted to decline to 38% in 2005

o    Further longer term opportunities for margin improvement from:

     o    Staff productivity

     o    Combining property and IT infrastructure

     o    Leveraging WPP and Grey purchasing arrangements

o Grey had (pound)95 m net cash on balance sheet as at June 30, 2004, with further opportunities to improve on working capital performance

(1) UK GAAP results as reported, before goodwill amortisation and impairment, amounts written off fixed asset investments, and FRS17 interest

(2) US GAAP results as reported, translated at average $/(pound) rate for 2003 of 1.6356. Includes $0.7m associate income grossed up



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                       ILLUSTRATIVE FINANCIAL IMPACT

                              MARGIN TARGETS

-----------------------------------------------------------------------------
OPERATING MARGIN*(%):     2003 (ACTUAL)     2005 (TARGET)     2006 (TARGET)
                          -------------     -------------     -------------

WPP                          13.0               14.5              15.0

Grey                          5.8               10.5              11.5

Combined                     11.8               14.0              14.5

-----------------------------------------------------------------------------

o    Significant progress made in Grey's performance in H1 2004

o    Post 2006 further improvement in Grey margin of 1% p.a. to reach
     WPP levels

o    Accretive to earnings in 2005 with further accretion in 2006 and 2007

o    ROI ahead of WACC in 2007

o    Long term WPP margin goals unchanged


* Before goodwill amortisation and impairment, amounts written off fixed asset investments, and FRS17 interest

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                       ILLUSTRATIVE FINANCIAL IMPACT

                           WPP FUNDING POSITION

USE OF FUNDS             $m     (pound)m   SOURCES OF FUNDS      $m   (pound)m
------------                               ----------------

Total consideration     1,520     845      New shares (82.2m)    760   423

Less option proceeds     (39)     (21)     WPP cash resources    549   306

Less cash on Grey b/s   (172)     (95)
                       ----------------                       --------------
Net Consideration       1,309     729                          1,309   729


FUNDING POSITION (as at 30.6.04)
--------------------------------

(pound)'m                WPP     Grey
                       ----------------
Gross (debt)            (1,758)  (177)

Cash                     1,018    272
                       ----------------
Net (debt)/cash          (740)     95

-----------------------------------------------------------------------------
Cash consideration covered from existing resources

Use of existing facilities and remaining cash resource to cover working capital and 2005 maturities

Credit ratios better than in 2001 and 2002

-----------------------------------------------------------------------------

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                                    WPP



             4               Closing Remarks


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

                              EXPECTED TIMING

o    Deal signing                                           Completed

o    Proxy statements mailed to Grey shareholders          30-60 days

o    Shareholder vote/acceptances                          60-90 days

o    Expected closing                      December 2004/January 2005



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                              CLOSING REMARKS

o Impact on strategic goals largely neutral with enhanced opportunity for revenue growth in Advertising, Public Relations, Healthcare, Direct, Internet and Interactive

o    WPP will continue to generate strong cashflow

o    Operating cashflow will be used for

     o    bolt on acquisitions to support strategy

     o    continued progressive dividend policy and share buyback programme

o Leadership position in media will generate benefits for clients and a faster growing media business

o Financial model reaffirmed: 0-5% organic revenue p.a., 50bp margin improvement p.a. and up to 5% incremental revenue growth from bolt-on acquisitions to deliver 10-15% eps growth p.a.


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